Exicure, Inc. 8045 Lamon Avenue, Suite 410 Skokie, IL 60077 (847) 673-1700

November 7, 2017
Via Edgar
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549-3561
Attention:
Mr. Jeffrey Gabor
Ms. Suzanne Hayes

Re: Exicure, Inc.
Current Report on Form 8-K
Filed October 2, 2017
File No. 000-55764
Ladies and Gentlemen:
On behalf of Exicure, Inc. a Delaware corporation (the “Company”), transmitted herewith through the EDGAR electronic filing system ("EDGAR") under the Securities Act of 1933, as amended (the “Act”), we acknowledge receipt of the Securities and Exchange Commission Staff’s comment letter dated October 24, 2017 relating to the Company’s Current Report filed on Form 8-K on October 2, 2017 (the “Form 8-K”). Concurrent with this letter, we are filing an amended Current Report on Form 8-K/A (the "Form 8-K/A"). For your convenience, we have reproduced the Staff’s comments below in italics, followed by our corresponding responses. Headings and accompanying page numbers in underlined, bold typeface refer to the Form 8-K.
Item 2.01 Completion of Acquisition or Disposition of Assets
Description of Business
Overview, page 13

1.
Please revise here and elsewhere throughout the filing the discussion of your Purdue Collaboration to narrow the "single to low double digit royalties" to a range that does not exceed 10 percentage points.

Response:
The Company has narrowed the proposed royalty range to a range that does not exceed 10 percentage points and included the revised disclosure throughout the Form 8-K/A.

Our Research and Development Programs, page 21

2.
Please remove the references to the therapeutic candidates in the research stage of development from your table depicting your development pipeline. Research and discovery activities that precede the identification of a product candidate are too remote to be highlighted in the pipeline table.

Response:
The Company has removed all references to the therapeutic candidates in the research stage of development in the table depicting its development pipeline. The revised table has been included in the Form 8-K/A.

3.	Please include a column for Phase 3 in your product pipeline table.

Response:
The Company has complied with the Staff’s comment and has included a revised table depicting its product development pipeline in the Form 8-K/A.

Item 9.01 Financial Statements and Exhibits, page 154

4.
We note your disclosure that you entered into agreements with Northwestern University and Purdue Pharma L.P. Please file these agreements as exhibits or tell us why you do not believe you are required to do so.

Response:

The Company respectfully acknowledges the Staff’s comment and has complied with the Staff’s comment by including the agreements with Purdue Pharma L.P. and Northwestern University as exhibits to the Form 8-K/A. Portions of these exhibits have been omitted pursuant to a request for confidential treatment filed separately with the Securities and Exchange Commission.

Exhibit 99.2
Exicure Inc.
Notes to Unaudited Interim Financial Statements
Purdue Collaboration, page 11

5.
You indicate the Company is eligible to receive $770 million upon successful completion of certain research, regulatory and commercial sales milestones under the collaboration agreement with Purdue. Please revise to separately describe and quantify each of these milestones. Refer to ASC 605-28-50-2b.

Response:
The Company respectfully acknowledges the Staff’s comment with respect to the disclosure of the research, regulatory and commercial sales milestones under the collaboration agreement with Purdue (the “Purdue Collaboration”). The terms of the Purdue Collaboration, including milestone descriptions, are subject to a request for confidential treatment submitted to the Securities and Exchange Commission concurrently with the filing of the Form 8-K/A. Pursuant to that request, portions of the Purdue

Collaboration have been omitted and were filed separately with the Securities and Exchange Commission. In light of the confidential treatment request, the Company has addressed the requirements of ASC 605-28-50-2b by summarizing certain key milestones in the Purdue Collaboration in the the Form 8-K/A in generalized form in the sections entitled "Description of Business—Our Research and Development Programs—Purdue Collaboration" and "Management's Discussion and Analysis of Financial Condition and Results of Operations—Critical Accounting Policies and Significant Judgments and Estimates—Purdue Collaboration."
* * * * *

Thank you for your prompt attention to the Company’s responses. If you wish to discuss the responses being submitted herewith at any time, or if there is anything we can do to facilitate the Staff’s processing of these responses, please feel free to contact me at (847) 673-1700.
Very truly yours,
/s/ David A. Giljohann
David A. Giljohann
Chief Executive Officer

Cc:	Sam Zucker, Sidley Austin LLP
David S. Snyder, Chief Financial Officer of Exicure, Inc.